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                           September 14, 2020

       Dennis M. McGrath
       President and Chief Financial Officer
       PAVmed Inc.
       OneGrand Central Place, Suite 4600
       NewYork, New York 10165

                                                        Re: PAVmed Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 10,
2020
                                                            File No. 333-248709

       Dear Mr. McGrath:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric Schwartz